Exhibit 99.1

OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Consolidated Financial Statements

For the three months ended

March 31, 2023

Osisko Development Corp.

Consolidated Statements of Financial Position

As at March 31, 2023 and December 31, 2022
(Unaudited)

(Expressed in thousands of Canadian dollars)

		March 31, 2023	December 31, 2022
	Notes	$	$
Assets

Current assets

Cash	3	122,165	105,944
Amounts receivable	4	2,924	11,046
Inventories	5	17,290	17,641
Other current assets		5,953	6,621
		148,332	141,252

Non-current assets

Investments in associates	6	8,720	8,833
Other investments	6	28,990	33,819
Mining interests	7	596,056	580,479
Property, plant and equipment	8	116,567	111,696
Exploration and evaluation	9	60,299	55,126
Other assets	24	39,787	36,994
		998,751	968,199

Liabilities

Current liabilities

Accounts payable and accrued liabilities	10	25,471	31,106
Lease liabilities	12	845	1,208
Contract liability	13	631	941
Current Portion of long-term debt	11	5,399	4,663
Environmental rehabilitation provision	14	3,122	9,738
Deferred Consideration and contingent payments		3,383	3,386
		38,851	51,042

Non-current liabilities

Long term debt	11	14,959	12,256
Lease liabilities	12	922	962
Contract liability	13	59,095	54,252
Environmental rehabilitation provision	14	74,745	66,032
Warrant liability	15	25,555	16,395
Deferred Consideration and contingent payments		13,484	13,252
Deferred income taxes		22,826	23,574
		250,437	237,765

Equity

Share capital	16	1,075,512	1,032,786
Warrants	16	11,859	1,573
Contributed surplus		15,052	12,857
Accumulated other comprehensive income		(2,281)	7,166
Deficit		(351,828)	(323,948)
		748,314	730,434
		998,751	968,199

APPROVED ON BEHALF OF THE BOARD

(signed) Sean Roosen, Director	(signed), Charles Page, Director

The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Loss

For the three months ended March 31, 2023 and 2022

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

		2023	2022
	Notes	$	$
Revenues		3,451	9,167
Operating expenses
Cost of sales	18	(4,406)	(9,167)
Other operating cost	18	(10,553)	(15,246)
General and administrative	19	(9,996)	(7,807)
Exploration and evaluation, net of tax credits		(807)	(120)
Operating loss		(22,311)	(23,173)
Accretion expense		(1,284)	(447)
Share of loss of associates		(113)	(331)
Change in fair value of warrant liability	15	(9,174)	-
Other income, net	20	8,816	1,588
Loss before income taxes		(24,066)	(22,363)

Income tax recovery (expense)		729	31
Net loss		(23,337)	(22,332)

Basic and diluted loss per share	21	(0.30)	(0.49)
Weighted average number of shares outstanding-basic and diluted		78,174,946	45,433,489

The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Comprehensive Loss

For the three months ended March 31, 2023 and 2022

(Unaudited)

(Expressed in thousands of Canadian dollars)

	2023	2022
	$	$
Net loss	(23,337)	(22,332)

Other comprehensive income (loss), net of tax

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income	(4,244)	(361)
Income tax effect	-	21

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	(5,263)	384
Other comprehensive income (loss), net of tax	(9,507)	44
Comprehensive loss	(32,844)	(22,288)

The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2023 and 2022

(Unaudited)

(Expressed in thousands of Canadian dollars)

		2023	2022
	Notes	$	$
Operating activities
Net loss		(23,337)	(22,332)
Adjustments for:
Share-based compensation		2,076	1,881
Depreciation	18,19	3,551	3,447
Finance costs		1,288	447
Share of loss of associates	6	113	331
Change in fair value of financial assets and liabilities at fair value through profit and loss	6	-	227
Change in fair value of warrant liability		9,174	-
Unrealized Foreign exchange loss (gain)		(6,475)	(524)
Deferred income tax expense (recovery)		(729)	(31)
Premium on flow-through shares		-	(341)
Cumulative catch-up adjustment on contract liability	13	182	-
Proceeds from contract liability	13	(340)	-
Environmental rehabilitation obligations		(1,493)	-
Other		(477)	(373)
Net cash flows used in operating activities before changes in non-cash working capital items		(16,467)	(17,268)
Changes in non-cash working capital items	22	3,628	372
Net cash flows used in operating activities		(12,839)	(16,896)

Investing activities
Mining interests		(10,613)	(9,661)
Additions to Property, plant and equipment		(8,042)	(3,373)
Additions to Exploration and evaluation		(5,015)	(5)
Proceeds on disposals of investments	6	585	21,055
Acquisition of other investments		-	(4,438)
Other		-	(264)
Net cash flows used in investing activities		(23,085)	3,314

Financing activities
Proceeds from equity financings	16	51,756	42,390
Other issuance of common shares		38	-
Share issue expense	16	(2,773)	(2,130)
Deferred Financing Fees		-	(1,396)
Capital payments on lease liabilities	12	(409)	(4,992)
Long-term debt	11	4,720	3,870
Repayment of long-term debt	11	(1,278)	(605)
Net cash flows provided from (used in) financing activities		52,054	37,137
Increase (decrease) in cash before impact of exchange rate		16,130	23,555
Effects of exchange rate changes on cash		91	(161)
Increase (decrease) in cash		16,221	23,394
Cash – Beginning of period		105,944	33,407
Cash – end of period		122,165	56,801

The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the three months ended March 31, 2023

(Unaudited)

(Expressed in thousands of Canadian dollars except number of shares)

		Number of				Accumulated
		common				other
		shares	Share		Contributed	comprehensive
	Notes	Outstanding	capital	Warrants	surplus	income (loss)	Deficit	Total
			($)	($)	($)	($)	($)	($)
Balance – January 1, 2023	16	75,629,849	1,032,786	1,573	12,857	7,166	(323,948)	730,434

Net loss		-	-	-	-	-	(23,337)	(23,337)
Other comprehensive loss, net		-	-	-	-	(9,507)	-	(9,507)
Comprehensive loss		-	-	-	-	(9,507)	(23,337)	(32,844)
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of taxes		-	-	-	-	60	(60)	0
Bought deal financing	16	7,841,850	45,545	6,211	-	-	-	51,756
Shares issued to Williams Lake First Nation	16	10,000	75	-	-	-	-	75
Share issue expense	16	-	(2,991)	(408)	-	-	-	(3,399)
Change in fair value related to warrant modification	16	-	-	4,483	-	-	(4,483)	-
Share options - Share-based compensation		-	-	-	828	-	-	828
Equity-settled compensation plan		-	-	-	1,367	-	-	1,367
Shares issued - employee share purchase plan		16,939	97	-	-	-	-	97
Share issued from RSU/DSU Redemption		-	-	-	-	-	-	-
Balance – March 31, 2023		83,498,638	1,075,512	11,859	15,052	(2,281)	(351,828)	748,314

The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the three months ended March 31, 2022

(Unaudited)

(Expressed in thousands of Canadian dollars except number of shares)

		Number of				Accumulated
		common				other	Retained
		shares	Share		Contributed	comprehensive	earnings
	Notes	Outstanding	capital	Warrants	surplus	income (loss)	(deficit)	Total
			($)	($)	($)	($)	($)	($)
Balance – January 1, 2022		44,400,854	714,373	-	6,436	6,764	(143,371)	584,202

Net loss		-	-	-	-	-	(22,332)	(22,332)
Other comprehensive loss		-	-	-	-	44	-	44
Comprehensive loss		-	-	-	-	44	(22,332)	(22,288)
Private placements – Brokered		3,175,283	41,723	667	-	-	-	42,390
Share-issue costs		-	(2,096)	(34)	-	-	-	(2,130)
Share options - Share-based compensation		-	-	-	888	-	-	888
Equity-settled compensation plan		-	-	-	1,077	-	-	1,077
Shares issued - employee share purchase plan		11,741	185	-	-	-	-	185
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of taxes		-	-	-	-	(11,970)	11,970	-
Balance – March 31, 2022		47,587,878	754,185	633	8,401	(5,162)	(153,733)	604,324

(i)	The common shares outstanding presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022. Common share, warrants and per share amounts have been adjusted for the 3:1 share consolidation unless noted otherwise.

The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of operations and Liquidity

Osisko Development Corp. (“Osisko Development” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The common shares of Osisko Development began trading under the symbol ODV on the TSX Venture Exchange (“TSX-V”) on December 2, 2020 and on the New York Stock Exchange (“NYSE”) on May 27, 2022. Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia, the San Antonio gold project in Mexico and the Trixie test mine in the USA.

The Company’s registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec. The common shares outstanding presented have been retroactively adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022. Common share warrants and per share amounts have been adjusted retroactively for the 3:1 share consolidation unless noted otherwise.

On March 31, 2023, the former parent Company, Osisko Gold Royalties (OGR) held an interest of 44.1% (compared to 44.1% as at December 31, 2022) in Osisko Development Corp. Effective September 30, 2022, following certain changes made to OGR’s investment agreement with Osisko Development, it was determined that OGR no longer controlled Osisko Development.

The principal subsidiaries of the Company and their geographic locations at March 31, 2023 were as follows:

Entity	Jurisdiction	% ownership
Barkerville Gold Mines Ltd. (“Barkerville”)	British Columbia	100%

Sapuchi Minera, S. de R.L. de C.V. (“Sapuchi”)	Mexico	100%

Tintic Consolidated Metals LLC (“Tintic”)	USA	100%

As at March 31, 2023, the Company’s working capital was $109.5 million, which included cash of $122.2 million. The Company incurred a loss of $23.2 million for the three months ended on March 31, 2023. With the financings completed in March 2023 (note 16), management believes that the Company will have sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling additional investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity.

2.	Basis of presentation and Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and these condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022. The accounting policies, methods of computation and presentation applied in the preparation of these condensed interim consolidated financial statements are consistent with those of the previous financial year, unless otherwise noted.

New accounting standards and amendments

The following pronouncements to existing accounting standards were effective on January 1, 2023:

•	Amendment to IAS 12 Income taxes to require companies to recognize deferred tax on particular transactions that, on initial recognition,give rise to equal amounts of taxable and deductible temporary differences.

•	Narrow scope amendment to IAS 1 Presentation of Financial Statements to improve accounting policy disclosures.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

2.	Basis of presentation and Statement of compliance (continued)

•	Narrow scope amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to distinguidh changes in accounting estimates from changes in accounting policies.

No material impact was identified in connection with the adoption of these amendments.

The Board of Directors approved these condensed interim consolidated financial statements on May 9, 2023

3.	Cash

As at March 31, 2023 and 2022, the consolidated cash position was as follows:

	March 31, 2023	December 31, 2022
	$	$
Cash held in Canadian dollars	68,228	32,444

Cash held in U.S. dollars	39,831	54,242
Cash held in U.S. dollars (Canadian equivalent)	53,904	73,465

Cash held in Mexican Pesos	454	565
Cash held in Mexican Pesos (Canadian equivalent)	33	35
Total cash	122,165	105,944

4.	Amounts receivable

	March 31, 2023	December 31, 2022
	$	$
Trade receivables	474	1,777
Exploration tax credits	1,792	8,360
Sales taxes	439	889
Other	219	20
	2,924	11,046

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Inventories

	March 31, 2023	December 31, 2022
	$	$
Ore in stockpiles	6,760	5,943
Tailings	2,497	2,616
Gold-in-circuit inventory	2,028	4,451
Refined precious metals	2,147	37
Supplies and other	3,858	4,594
Total inventories	17,290	17,641

Refined precious metals, gold-in-circuit and ore in stockpiles are measured at the lower of weighted average production cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses. Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

6.	Investments in associates & other investments

Investments in associates

	March 31, 2023	December 31, 2022
	$	$
Balance – Beginning of period	8,833	12,964
Transfer to Other investments	-	(15,344)
Share of loss and comprehensive loss, net	(113)	(641)
Gain on deemed disposal(i)	-	11,854
Balance – End of period	8,720	8,833

(i)	In 2022, the gain on deemed disposal is related to an investment in an associate that was transferred to other assets as the Company has considered that it has lost its significant influence over the investee.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Investments in associates & other investments (continued)

Other investments

	March 31, 2023	December 31, 2022
	$	$
Fair value through profit or loss (warrants & convertible loan)
Balance – Beginning of period	18	6,952
Acquisitions	-	4,438
Exercises	-	(117)
Acquisition of Tintic	-	(10,827)
Change in fair value	-	(480)
Foreign exchange	-	52
Balance – End of period	18	18

Fair value through other comprehensive income (shares)
Balance – Beginning of period	33,801	42,564
Acquisitions	-	329
Disposals	(585)	(22,585)
Change in fair value	(4,244)	(1,849)
Transfer from associates	-	15,342
Balance – End of period	28,972	33,801
Total	28,990	33,819

Other investments comprise of common shares and warrants, almost exclusively from Canadian publicly traded companies.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Mining interests

	March 31, 2023	December 31, 2022
	$	$
Cost – Beginning of period	583,669	475,621
Acquisition of Tintic	-	169,175
Additions	9,637	49,297
Mining tax credit	(62)	(6,404)
Asset retirement obligation	2,048	9,248
Depreciation capitalized	1,048	1,141
Share-based compensation capitalized	76	530
Transfers	-	-
Impairment	-	(140,000)
Other adjustments	1,990	5,579
Currency translation adjustments	1,626	19,482
Cost – End of period	600,032	583,669

Accumulated depreciation – Beginning of period	3,190	-
Depreciation	472	2,964
Currency translation adjustments	314	226
Accumulated depreciation – End of period	3,976	3,190

Cost	600,032	583,669
Accumulated depreciation	(3,976)	(3,190)
Net book value	596,056	580,479

Osisko Gold Royalties Ltd (former parent) holds a 5% NSR royalty on the Cariboo and Bonanza Ledge properties, owned by Barkerville, and a 15% gold and silver stream on the San Antonio and Tintic properties. The Cariboo and Bonanza Ledge properties 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount of not less than $150 million. The security shall be first ranking, subject to permitted encumbrances.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Property, plant and equipment

	Land and Buildings	Machinery and Equipment	Construction- in-progress	March 31, 2023	December 31, 2022
	$	$	$	$	$
Cost– Beginning of period	27,980	80,208	23,721	131,909	93,241
Acquisition of Tintic	-	-	-	-	13,054
Additions	542	5,019	2,229	7,790	29,409
Disposals	-	(88)	(102)	(190)	(1,351)
Write-off	-	-	-	-	(5,455)
Other adjustments	-	(532)	-	(532)	(896)
Transfers	571	123	(694)	-	-
Currency translation adjustments	160	1,281	783	2,224	3,907
Cost – End of period	29,253	86,011	25,937	141,201	131,909

Accumulated depreciation – Beginning of period	4,468	15,745	-	20,213	9,529
Depreciation	723	3,573	-	4,296	12,869
Disposal	-	(7)	-	(7)	(192)
Write-off	-	(434)	-	(434)	(2,687)
Currency translation adjustments	55	511	-	566	694
Accumulated depreciation – End of period	5 ,246	19,388	-	24,634	20,213

Net book value	24,007	66,623	25,937	116,567	111,696

Property, plant and equipment includes right-of-use assets with a net carrying value of $3.6 million as at March 31, 2023 ($3.8 million as at December 31, 2022).

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Exploration and evaluation

	March 31, 2023	December 31, 2022
	$	$
Net book value - Beginning of period	55,126	3,635
Acquisition of Tintic	-	38,508
Additions	5,020	10,786
Depreciation capitalized	193	80
Other adjustments	-	(460)
Currency translation adjustments	(40)	2,577
Net book value – End of period	60,299	55,126

Cost	160,506	155,333
Accumulated impairment	(100,207)	(100,207)
Net book value – End of period	60,299	55,126

10.	Accounts payable and accrued liabilities

	March 31, 2023	December 31, 2022
	$	$
Trade payables	14,340	18,057
Other payables	2,470	5,005
Income taxes payable	-	716
Accrued liabilities	8,661	7,328
	25,471	31,106

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Long-term debt

	March 31, 2023	December 31, 2022
	$	$
Balance – Beginning of period	16,919	3,764
Additions- mining equipment financing	4,720	17,772
Repayment of liabilities	(1,278)	(4,860)
Currency translation adjustments	(3)	243
Balance – End of period	20,358	16,919

Current long-term debt	5,399	4,663
Non-current long-term debt	14,959	12,256
	20,358	16,919

12.	Lease liabilities

	March 31, 2023	December 31, 2022
	$	$
Balance – Beginning of period	2,170	9,866
Acquisition of Tintic	-	325
Additions	-	1,328
Repayment of liabilities	(409)	(6,945)
Lease modifications and extinguishment	-	(2,418)
Currency translation adjustments	6	14
Balance – End of period	1,767	2,170

Current liabilities	845	1,208
Non-current liabilities	922	962
	1,767	2,170

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Contract liability

On November 20, 2020, the Company’s wholly owned subsidiary Sapuchi completed a gold and silver stream agreement with Osisko Bermuda Ltd, a subsidiary of Osisko Gold Royalties for US$15.0 million ($19.1 million). An amount of US$10.5 million was contributed in November 2020 and the remaining US$4.5 million was paid in February 2021.

Under the terms of the stream agreement, Osisko Bermuda Ltd will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the daily per ounce gold and silver market price. The initial term of the stream agreement is for 40 years and can be renewed for successive 10-year periods. The stream is also secured with (i) a first priority lien in all of the collateral now owned or hereafter acquired; (ii) a pledge by Osisko Development of its shares of Sapuchi Minera Holdings Two B.V. and (iii) a guarantee by Osisko Development. The interest rate used to calculate the accretion on the contract liability’s financing component is 24%.

On September 26, 2022, Tintic completed a metals stream agreement with Osisko Bermuda Ltd, for US$20 million ($26.1 million).

Under the terms of the stream agreement, Osisko Bermuda Ltd will receive 2.5% of the refined metal production from Tintic until 27,150 ounces of refined gold have been delivered, and thereafter Osisko Bermuda Ltd will receive 2.0% of the refined metal production from Tintic. Osisko Bermuda Ltd will make ongoing cash payments to Tintic equal to 25% of the applicable spot metal price on the business day immediately preceding the date of delivery for each ounce of refined metal delivered pursuant to the stream agreement. The interest rate used to calculate the accretion on the contract liability’s financing component is 5%.

The movement of the contract liability is as follows:

	March 31, 2023	December 31, 2022
	$	$
Balance – Beginning of period	55,193	24,820
Deposits	-	26,112
Proceeds from contract liability	(340)	(2,792)
Accretion on the contract liability’s financing component	2,315	7,377
Cumulative catch-up adjustment	182	(4,362)
Currency translation adjustment	2,376	4,038
Balance – End of period	59,726	55,193

Current liabilities	631	941
Non-current liabilities	59,095	54,252
	59,726	55,193

Under IFRS 15, the stream agreements are considered to have a significant financing component. The Company therefore records notional non-cash interest, which is subject to capitalization into Mining interests, as borrowing costs.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Environmental rehabilitation provision

	March 31, 2023	December 31, 2022
	$	$
Balance – Beginning of period	75,770	53,236
Acquisition of Tintic	-	4,599
New liabilities	487	22,353
Revision of estimates	573	(5,637)
Accretion expense	735	3,223
Settlement of liabilities / payment of liabilities	(505)	(3,409)
Currency translation adjustment	807	1,405
Balance – End of period	77,867	75,770

Current liabilities	3,122	9,738
Non-current liabilities	74,745	66,032
	77,867	75,770

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at March 31, 2023, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $89.5 million. The weighted average actualization rate used is 3.77% and the disbursements are expected to be made between 2023 and 2030 as per the current closure plans.

15.	Warrant Liability

The Company completed a non-brokered private placement, issuing non-brokered subscription receipts on May 27, 2022, each non-brokered subscription receipt holder received one unit comprised of one common share and one common share purchase warrant, upon the listing of Osisko Development’s common shares on the NYSE. Each warrant entitling the holder to purchase one additional common share at a price of USD$18.00 per common share for a period of 5 years from the date of issue. On March 17, 2023, the Company received the required approvals to reduce the exercise price of the common share purchase warrants issued in 2022 under the non-brokered private placements from US$18.00 to US$10.70.

These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. The liability is revalued at its estimated fair value using the Black-Scholes model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under other gains (losses), net.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Warrant Liability (continued)

	March 31, 2023	December 31, 2022
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	16,395	-
Additions	-	39,841
Change in fair value	9,174	(25,008)
Foreign exchange	(14)	1,562
Balance – End of period	25,555	16,395

For the period ended March 31, 2023, the Company recognized an unrealized loss of $9.2 million on the fair value adjustment of the warrant liability.

In absence of quoted market prices, the valuation of the warrants exercisable in USD, when granted and re-measured at fair value is determined by the Black-Scholes option pricing model based on the following range of assumptions:

	March 31, 2023	December 31, 2022
Dividend per share	-	-
Expected volatility	65.6%	69.0%
Risk-free interest rate	3.58%	4.00%
Expected life	4.2 years	4.4 years
Exercise price (USD)	$10.70	$18.00
Share price (USD)	$4.90	$4.30

16.	Share capital and warrants

Shares

Authorized: unlimited number of common shares, without par value

Issued and fully paid: 83,498,638 common shares

Employee Share Purchase Plan

The Company offers an employee share purchase plan to its employees. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee’s contribution towards the acquisition of common shares from treasury on a quarterly basis. Under this plan, no employee shall acquire common shares which exceed 10% of the issued and outstanding common shares of the issuer at the time of the purchase of the common shares.

2023 Bought Deal Financing

On March 2, 2023, the Company completed a public offering on a bought deal basis issuing 7,841,850 units at a price of $6.60 per unit for aggregate gross proceeds of $51.8 million (the “Bought Deal Financing”). Each unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share at a price of $8.55 per common share for a period of 3 years following the closing date of the Bought Deal Financing. The fair value of the warrants issued was evaluated using the residual method and were valued at $6.2 million. Share issue expense related to the Bought Deal Financing amounted to $3.4 million of which $2.8 million was paid during the three months ended March 31, 2023 and have been allocated against the common shares and warrants issued.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Share Capital and warrants (continued)

Participation Agreement with Williams Lake First Nation

On March 2, 2023, the Company issued 10,000 common shares of the Company in accordance with the terms of a participation agreement dated June 10, 2022 with the Williams Lake First Nation relating to the Company’s Cariboo Gold Project. The fair value of the common shares issued is calculated with reference to the share price of the Company’s common shares.

Warrants

The following table summarizes the Company’s movements for the warrants outstanding:

	March 31, 2023		December 31, 2022
	Number of Warrants	Weighted average exercise price	Number of Warrants(iii)	Weighted average exercise price
		$		$
Balance – Beginning of period	24,046,640	17.86	4,929,791	30.00
Issued – Brokered private placement	-	-	7,752,917	22.80
Issued – Non-brokered private placement(i)	-	-	11,363,932	13.53
Issued – Bought deal financing(ii)	7,841,850	8,55
Balance – End of period	31,888,490	15.57	24,046,640	17.86

The warrants have a maturity date of Dec 1, 2023, March 2, 2026 and March 2, 2027

(i)	Exercise price of warrants issued in non-brokered private placement is in USD.

(ii)	On March 17, 2023, the Company received the required approvals to reduce the exercise price of the common share purchase warrants issued in 2022 under the brokered and non-brokered private placements. The exercise price to purchase one additional common share was reduced from $22.80 to $14.75 for the brokered private placement and from US$18.00 to US$10.70 for the non-brokered private placements.

The increase in fair value of the amended share purchase warrants classified as equity instruments was estimated to $4.5 million and recorded directly in the Deficit, considering the fair value of the original warrants left at the date of the modification, using the Black-Scholes option pricing model based on the following assumptions:

Dividend per share	-
Expected volatility	66%
Risk-free interest rate	2.9%
Expected life	4 years
Share price	$6.20

(iii)	The number of options presented for 2022 have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Share-based compensation

Share options

The Company offers a share option plan to directors, officers, management, employees and consultants.

The following table summarizes information about the movement of the share options outstanding under the Company’s plan:

	March 31, 2023		December 31, 2022
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options(i)	exercise price
		$		$
Balance – Beginning of period	1,812,450	11.52	697,841	21.21
Granted	-	-	1,245,400	6.43
Forfeited	(63,187)	9.18	(130,791)	14.74
Balance – End of period	1,749,263	11.61	1,812,450	11.52
Options exercisable – End of period	204,362	21.42	205,229	21.32

(i)	The number of options presented for 2022 have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

The following table summarizes the share options outstanding as at March 31, 2023:

Options outstanding
Grant date	Number(i)	Exercise price	Weighted average remaining contractual life (years)
	$
December 22, 2020	336,131	22.86	2.73
February 5, 2021	10,533	24.30	2.85
June 23, 2021	165,129	21.30	3.23
August 16, 2021	39,955	16.89	3.38
November 12, 2021	48,015	16.20	3.62
June 30, 2022	837,400	6.49	4.25
November 18, 2022	312,100	6.28	4.64
	1,749,263	11.61	3.88

(i)	The number of options granted prior to May 4, 2023 have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Share-based compensation (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	March 31, 2023	December 31, 2022
Dividend per share	-	-
Expected volatility	64%	64%
Risk-free interest rate	3.3%	3.3%
Expected life	47 months	47 months
Weighted average share price	$6.43	$6.43
Weighted average fair value of options granted	$3.27	$3.27

The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three months ended March 31, 2023, there was no grant.The total share-based compensation related to share options granted under the Osisko Development’s plan was $0.8 million ($0.9 million for the period ended March 31, 2022).

Deferred and restricted share units (“DSU” and “RSU”)

The following table summarizes information about the DSU and RSU movements:

	March 31, 2023		December 31, 2022
	DSU	RSU	DSU(i)	RSU
Balance – Beginning of period	206,426	1,054,194	79,781	345,377
Granted	-	-	137,528	794,500
Settled	-	-	(10,883)	(49,118)
Forfeited	-	(21,664)	-	(36,565)
Balance – End of period(iii)	206,426	1,032,530	206,426	1,054,194
Balance – Vested	68,898	-	68,898	-

(i)	The number of DSU/RSU presented for 2022 have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Share-based compensation (continued)

(ii)	Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(iii)	Following the launch of Osisko Development, Osisko Gold Royalties and Osisko Development mutually agreed that a pro-rata portion of the outstanding long-term equity incentive compensation awarded by Osisko Gold Royalties to their employees that transferred to Osisko Development would be exchanged for restricted shares units of Osisko Development (“Replacement RSU”) and the related Osisko Gold Royalties RSUs would be cancelled. Accordingly, on June 1, 2021, 458,450 Replacement RSU were granted to officers and employees who held Osisko Gold Royalties RSUs that were cancelled. The maturity date is the same as the maturity date of the corresponding Osisko Gold Royalties RSUs cancelled. Replacement RSUs are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. The remaining RSUs granted vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The total share-based compensation expense related to the Osisko Development’s DSU and RSU plans for the three months ended March 31, 2023 was $Nil ( $.6 million for the period ended March 31, 2022).

Based on the closing price of the common shares at March 31, 2023 ($6.59), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees’ tax obligations related to the vested RSU and DSU to be settled in equity amounts to $ .02 million ($.02 million as at December 31, 2022) and to $4.3 million based on all RSU and DSU outstanding ($3.9 million based on all RSUand DSU outstanding.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Cost of sales and other operating costs

	March 31, 2023	March 31, 2022
	$	$
Salaries and benefits	1,656	2,882
Share-based compensation	82	125
Royalties	305	458
Contract Services	3,363	8,956
Raw materials and consumables	3,150	3,903
Operational overhead and write-downs	2,930	4,682
Depreciation	3,473	3,407
	14,959	24,413

19.	General and administrative expenses

	March 31, 2023	March 31, 2022
	$	$
Salaries and benefits	3,580	1,368
Share-based compensation	1,992	1,756
Insurance	1,436	642
Depreciation	78	40
Legal and other consulting fees	1,655	3,762
Other administrative expenses	1,255	239
	9,996	7,807

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Other income, net

	March 31, 2023	March 31, 2022
	$	$
Interest income	1,257	83
Foreign exchange gain (loss)	6,556	369
Premium on flow-through shares	-	341
Other	1,003	795
	8,816	1,588

21.	Loss per share

	March 31, 2023	March 31, 2022
	$	$
Net loss attributable to shareholders of the Company	(23,337)	(22,332)

Basic and diluted weighted average number of common shares outstanding	78,174,946	45,433,489

Net loss per share, basic and diluted	(0.30)	(0.49)

The weighted average basic and diluted shares outstanding for 2022 presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

Excluded from the calculation of the diluted loss per share are all common share purchase warrants and stock options, as their effect would be anti-dilutive.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Supplementary cash flows information

	March 31, 2023	March 31, 2022
	$	$
Changes in non-cash working capital items
Decrease (increase) in amounts receivable	7,599	214
Decrease (Increase) in inventory	693	(6,417)
Decrease (increase) in other current assets	975	(1,005)
Increase (decrease) Accounts payable and accrued liabilities	(5,639)	7,580
	3,628	372

23.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3–Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	March 31, 2023
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss
Convertible loan receivable	-	-	-	-
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	18	18
Other minerals	-	-	-	-
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	9,564	-	-	9,564
Other minerals	19,408	-	-	19,408
	28,972	-	18	28,990

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Fair value of financial instruments (continued)

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss
Convertible loan receivable	-	-	-	-
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	18	18
Other minerals	-	-	-	-
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	9,537	-	-	9,537
Other minerals	24,264	-	-	24,264
	33,801	-	18	33,819

During the period ended March 31, 2023 and 2022 there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and convertible loan) for the three months ended March 31, 2023 and the year ended December 31, 2022:

	March 31, 2023	December 31, 2022
	$	$
Balance – Beginning of period	18	6,952
Acquisitions	-	4,438
Warrants exercised	-	(117)
Acquisition of Tintic	-	(10,827)
Change in fair value – warrants exercised (i)	-	49
Change in fair value – expired (i)	-	(287)
Change in fair value – held at the end of the year (i)	-	(241)
Foreign exchange	-	51
Balance – End of period	18	18

(i)  Recognized in the consolidated statements of loss under other income, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Fair value of financial instruments (continued)

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies and the convertible debentures, classified as Level 3, is determined using the Black-Scholes option pricing model or discounted cash flows. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at March 31, 2023 and December 31, 2022.

Financial instruments not measured at fair value on the consolidated statements of financial position

Financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by cash, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, trade receivables, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and short-term debt approximate their carrying values due to their short-term nature. The carrying value of the long-term debt approximates its fair value given that its interest rates are similar to the rates the Company would obtain under similar conditions at the reporting date.

24. Segmented information

The chief operating decision-maker organizes and manages the business under geographic segments, being the acquisition, exploration and development of mineral properties.

The assets related to the exploration, evaluation and development of mining projects are located in Canada, in Mexico, and in the USA and are detailed as follows as at March 31, 2023 and December 31, 2022:

	March 31, 2023
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	16,631	19,338	3,818	39,787
Mining interest	379,155	20,920	195,981	596,056
Property, plant and equipment	62,211	22,115	32,241	116,567
Exploration and evaluation assets	3,653	-	56,646	60,299
Total non-current assets (Excluding investments)	461,650	62,373	288,686	812,709

Osisko Development Corp.

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24. Segmented information (continued)

	December 31, 2022
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	16,252	17,485	3,257	36,994
Mining interest	372,061	16,822	191,596	580,479
Property, plant and equipment	63,655	21,688	26,353	111,696
Exploration and evaluation assets	3,653	-	51,473	55,126
Total non-current assets (Excluding investments)	455,621	55,995	272,679	784,295

	Canada	Mexico	USA	Total
	$	$	$	$
For the period ended March 31, 2023
Revenues	674	2,689	88	3,451
Cost of sales	(674)	(2,520)	(1,212)	(4,406)
Other operating costs	(7,475)	(2,805)	(273)	(10,553)
General and administrative expenses	(7,850)	(726)	(1,420)	(9,996)
Exploration and evaluation	(740)	(67)	-	(807)
Segment operating loss	(16,065)	(3,429)	(2,817)	(22,311)

	Canada	Mexico	USA	Total
	$	$	$	$
For the period ended March 31, 2022
Revenues	9,167	-	-	9,167
Cost of sales	(9,167)	-	-	(9,167)
Other operating costs	(7,372)	(7,874)	-	(15,246)
General and administrative expenses	(6,657)	(1,150)	-	(7,807)
Exploration and evaluation	(120)	-	-	(120)
Segment operating loss	(14,149)	(9,024)	-	(23,173)